July 21, 2006

Mr. Steven Jacobs
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                       Affordable Residential Communities Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 22, 2006
File No. 001-31987

Dear Mr. Jacobs:

On behalf of Affordable Residential Communities Inc. (“ARC” or “the Company”) and in response to your letter to us dated June 28, 2006 regarding your review of our Form 10-K for the year ended December 31, 2005, below are our responses to your comments.  The numbering below corresponds to the numbering in your letter to us and we have preceded each response with the text of the question or comment made in the letter.  A copy of your letter is attached for your reference.

Form 10-K for the Year Ended December 31, 2005

Comparison of the Year Ended December 31, 2005 to December 31, 2004, pages 50-55

Cost of Manufactured Homes Sold, page 51

1.  Please tell us what consideration you gave to performing an impairment analysis on manufactured home inventory in light of the fact that for the years ended December 31, 2005 and 2004, you recognized a gross margin loss on sales of manufactured homes.

In 2004 and 2005, we evaluated our homes for impairment both a) as long-lived, or fixed, assets (the predominant treatment as most homes are held for lease) and b) as inventory (homes held for sale) and recorded impairments as discussed in Footnote 11 to the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2005.

With respect to homes held as inventory, we performed an impairment analysis in 2004 and 2005 based on the sales programs that we had in place and based on our homes sold in the following year through the issuance of our financial statements.  For 2004, this analysis resulted in an impairment charge of $2.9 million based on homes sold early in 2005. We recorded no further impairment charge in 2004 based on our marketing plan to sell homes at approximately breakeven and, during 2005, approximately accomplished this objective in recording a gross margin loss of less than 1% of home sales. For 2005, our impairment analysis found that no further home impairment was warranted as a result of the positive gross margins known to be occurring in the first quarter of 2006 in which we recorded a gross margin of approximately 14.5%.

With respect to homes held as fixed assets, at December 31, 2004 and 2005, we combined our homes and communities for potential impairment in that, under Statement of Financial Accounting Standards (“SFAS”) No. 144, paragraph 10, the community is the lowest level at which we have identifiable cash flows.  We evaluated our communities and homes for impairment a) based on estimated future cash flows to be received from the operation of these communities and homes over the average useful life of these assets and b) additionally, in 2005, based on fair value for the 41 communities and homes that we reclassified as held and used pursuant to SFAS No. 144, paragraph 38, in the fourth quarter of 2005 that we had previously classified as held for sale in the third quarter of 2005. As a result of these valuations, we recorded an impairment charge of $0.5 million in 2004 and $21.8 million in 2005.

Same Communities Tables, pages 54-55

2.  Please provide a detailed description of your methodology for allocating all revenues and other expenses on a same community basis.  Additionally, please provide your basis for excluding certain revenue and expenses from same community net income as described in notes (c) through (f).

As described on page 54 of the Form 10-K, same communities revenues and expenses reflects information for all communities owned by us at both January 1, 2004 and December 31, 2005 for all real estate net segment income.  In accordance Regulations G and S-K, Item 10, on page 55 of our Form 10-K we reconciled net segment income to net loss attributable to common stockholders, the most directly comparable financial measure.  In this reconciliation, we provide “same community” financial measures for all the elements of the income statement not included in net segment income.  We added this reconciliation after our initial public offering in February 2004 to enhance our disclosures beginning with our quarterly report on Form 10-Q for the quarter ending March 31, 2004.

General note

In footnote (a), we describe our general methodology for allocating revenue and expense items clearly includable in and excludable from “same communities.”  Such includable items are real estate net segment income, depreciation and amortization, interest expense and our finance and insurance segment’s results.  Such excludable items are costs related to our initial public offering and community and home impairments that are not reflected in each period with respect to same communities.

Other specific inclusions / exclusions

In footnote (b) we describe the allocation of property management expense which we consider variable based on the number of communities and therefore allocable based upon the 184 communities owned by us at both January 1, 2004 and December 31, 2005 as compared to 278 at December 31, 2005.  In footnote (c), (d) and (e), we describe the exclusion of IPO related restricted stock issuance and related amortization from “same communities” general and administrative expense and, to a lesser extent, from interest income.  Otherwise, we consider general and administrative expense independent of the number of communities and includable in “same communities.”  In footnote (f), we describe the exclusion of retail home sales.  The in-community sales operation was not in operation at both the beginning of 2004 and end of 2005. We began to operate this segment on an in-community basis only at the end of the third quarter of 2004.  We have included net segment income from finance and insurance and the related net consumer finance interest expense because these segments were in operation at the beginning of 2004 and still outstanding at the end of 2005.

In future filings, we will include a more fulsome description with footnotes explicitly for each line of our basis as indicated above.  We note, that beginning in 2006, we are not disclosing “same communities” information because we have made no acquisitions since the beginning of 2005, and coupled with the re-casting of our results for communities sold in 2005, “same communities” is the same as all of our communities.

Note 1 — Business, Basis of Presentation and Summary of Significant Accounting Policies, pages F-9 — F-17

Restricted Cash and Loan Reserves, page F-11

3.  We note that you revised your statement of cash flows to reclassify cash flows related to restricted cash and loan reserves from financing activities to investing activities.  Please describe your basis for these reclassifications.  Also, tell us what consideration you gave to labeling your statements of cash flows as “restated” and including an explanatory footnote in your financial statements.

Although there is no direct guidance with respect to this issue in SFAS No. 95 and there is diversity in practice, the Company believes that presentation of restricted cash and loan reserves as investing activities is preferable because these funds generally earn interest and therefore are considered investments.  As suggested at the 2005 AICPA National Conference on Current SEC and PCAOB Developments held on December 5-7, 2005 and in other public forums, the Company performed a thorough analysis of its cash flow statement in connection with the preparation of its 2005 form 10-K due to increased importance of this statement to users of financial statements.  In conjunction with this effort the Company re-examined the classification of changes in its restricted cash and loan reserve balances.  For the 2004 and 2003 cash flows, we viewed this change not as the correction of an error but as a reclassification of one acceptable presentation to another pursuant to SAS No. 1, section 420.17, Changes in Classification and Reclassifications.  According to this standard, although changes in classification are usually not of sufficient importance to necessitate disclosure, material changes in classification should be indicated and explained in the financial statements or notes. Accordingly, we provided the following disclosure with respect to this matter: in the financial statements, page F-11; in the Cash Flows section of our 2005 10-K, page 62; and, in our statement of cash flows, we presented changes in restricted cash and loan reserves as separate line items.

Stock Grants, pages F-15 — F-16

4.  We note your disclosure that you have recorded no liability related to warrants issued on August 9, 2000 due to the fact that as of December 31, 2005, your stock price was significantly below the exercise price of these warrants.  Despite this, please tell us what consideration you gave to valuing these warrants using a valuation model such as the Black-Scholes pricing model and recognizing a corresponding liability.  Please also explain how you concluded that the warrants would be classified as a liability if they did have value.

Background:

In August 2000, while the Company was privately held, warrants were issued to all existing shareholders at the time of entering into a significant cash equity contribution agreement with a new shareholder.  The Company received no cash or other consideration from the existing shareholders for the warrants. Because the warrants were issued in conjunction with an equity contribution, they are considered a cost of equity issuance and there is no impact on the financial statements from the issuance of the warrants because the debit and credit entries are both recorded in additional paid-in capital.  Because the Company received no consideration for the warrants and because there was no active market for our common stock or warrants at the time of issuance in 2000, the Company determined that the fair value of the warrants was immaterial.  The warrants remain outstanding and expire in 2010.

The warrants (which represent a written call option on the Company’s common shares) originally allowed for the purchase of the Company’s shares at a fixed price per share of $22.54.  The exercise price was adjusted for share splits, dividends and other equity type transactions, as defined in the warrant agreement and at December 31, 2005 and 2004 was approximately $18.10 and $18.85 per share, respectively, with equivalent adjustments to the number of shares to be issued so that, upon exercise, the total proceeds to be received by the Company will equal $14,625,000.

Applicable Guidance:

The accounting for our warrants is governed by EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.  We can settle our warrants only through physical settlement or net share settlement.  According to EITF 00-19 the initial classification and measurement is in equity at fair value. Subsequently, the Company’s warrants should continue to be classified in equity with no changes in fair value being recorded after the initial measurement.  The Company believes equity classification for its warrants is appropriate based upon its analysis in accordance with “The Model” outlined in EITF 00-19.  The Company was not required to revalue the warrants in subsequent periods in accordance with EITF 00-19, paragraph 39.  The Company will prospectively disclose the accounting for the warrants as equity and will re-evaluate the appropriateness of the warrants’ equity treatment at each balance sheet date consistent with EITF 00-19.

We would appreciate confirmation that our responses are acceptable.  We welcome any additional comments you may have after reviewing the above information.

We acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lawrence E. Kreider

Lawrence E. Kreider
Executive Vice President and Chief Financial Officer
Affordable Residential Communities Inc.